Exhibit 23

The Board of Trustees
Windrose Medical Properties Trust:

We consent to the incorporation by reference in the registration statement Nos. 333-108659 and 333-109389 on Form S-3 of Windrose Medical Properties Trust of our report dated November 14, 2003 on the Combined Statment of Revenues in Excess of Certain Expenses of the Acquisition Properties which report includes a paragraph that states that the combined statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in note 2, and is not intended to be a complete presentation of the revenues and expenses of the Acquisition Properties.

/s/ KPMG LLP

KPMG LLP
Indianapolis, Indiana
December 10, 2003